THE ALGER FUNDS

111 Fifth Avenue

New York, New York 10003

In accordance with Rule 477 promulgated under the Securities Act of 1933, The Alger Funds (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the immediate withdrawal of its Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A (Securities Act File No. 33-4959; Investment Company Act File No. 811-1355; Accession No. 000110 4659-11-007591 filed on February 15, 2011) under Rule 485(a) under the Securities Act of 1933.  The Registrant is requesting such withdrawal because the filing was filed again on February 24, 2011, with the proper EDGAR codes (Accession No. 000110 4659-11-009819).  The Post-Effective Amendment No. 65 filed on February 24, 2011 should not be withdrawn.

If you have any questions or comments concerning this filing, please contact me at (212)806-8833.

Very truly yours,

By:	/s/ Lisa A. Moss
Lisa A. Moss